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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I-BANKERS DIRECT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. MILITARY TRAIL STE 160
(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT P. SPITLER (561)220-8858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC BOULEVARD STE 700	DENVER	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT P. SPITLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I-BANKERS DIRECT, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA-MAE LINDO
Notary Public - State of Florida
Commission # GG 225014
My Comm. Expires Jun 4, 2022
Bonded through National Notary Assn.

Notary Public

Signature

President and CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I-BANKERS DIRECT, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHAGNGE ACT OF 1934

For the Year Ended
December 31, 2019
With
Report of Independent Registered Public Accounting Firm

I-BANKERS DIRECT, LLC

TABLE OF CONTENTS


SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
I-Bankers Direct, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I-Bankers Direct, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


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Global Alliance

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as I-Bankers Direct, LLC's auditor since 2019.

Denver, Colorado
February 25, 2020

I-BANKERS DIRECT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 121,459
Cash deposit held at clearing broker	150,083
Cash held in accounts at clearing broker	290
Receivable from clearing broker	39,773
Securities at market value	34,891
Loans receivable	239,311
Furniture and equipment, net of accumulated depreciation	32,589
Operating lease right of use asset	420,683
Other assets	76,454
TOTAL ASSETS	$ 1,115,533

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 19,938
Commissions and other compensation payable	64,415
Operating lease liability	442,957
TOTAL LIABILITIES	527,310
COMMITMENT AND CONTINGENCIES (Note 10)	
MEMBERS' EQUITY	
TOTAL MEMBERS' EQUITY	588,223
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,115,533

The accompanying notes are an integral part of these financial statement

I-BANKERS DIRECT, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

REVENUES:	
Brokerage commissions	$ 840,791
Selling concessions from registered offerings	1,109,834
Trading gains (losses)	(26,663)
Interest income	25,330
Other Revenue	467,510
TOTAL REVENUES	2,416,802
EXPENSES:	
Commissions, compensation, and benefits	2,475,472
Clearing costs	188,457
Communications	84,496
Occupancy	191,932
Interest expense	190
Management fees	18,000
Professional fees	47,786
Regulatory fees and expenses	50,967
Other operating expenses	204,483
TOTAL EXPENSES	3,261,783
NET (LOSS)	$ (844,981)

The accompanying notes are an integral part of these financial statements.

I-BANKERS DIRECT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2019

Balance, December 31, 2018	$ 434,704
Member Contributions	998,500
Net (Loss)	(844,981)
Balance, December 31, 2019	$ 588,223

The accompanying notes are an integral part of these financial statements

I-BANKERS DIRECT, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (844,981)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Depreciation expense	5,128
Decrease in deposit held at clearing broker	614
Decrease in cash held at clearing broker	10,866
(Increase) in receivable from clearing broker	(27,345)
Decrease in securities	2,058
(Increase) in loans receivable	(239,311)
Decrease in other receivables	16,439
Decrease in prepaid expenses	117,449
Amortization on right of use asset	88,761
Decrease in operating lease liability	(66,488)
Increase in accounts payable & accrued liabilities	13,808
Increase in commissions & compensation payable	51,582
NET CASH USED BY OPERATING ACTIVITIES	(871,420)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Furniture and Equipment	(21,849)
NET CASH USED IN INVESTING ACTIVITIES	(21,849)
NET CASH PROVIDED BY FINANCING ACTIVITIES	
Member Contributions	998,500
NET CASH PROVIDED IN FINANCING ACTIVITIES	998,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	105,231
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	16,228
End of year	$ 121,459
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 190
Right of use asset obtained in exchange for lease obligation	$ 509,444

The accompanying notes are an integral part of these financial statements

NOTE 1 — BUSINESS AND ORGANIZATION

Organization and Description of Business: I-BANKERS DIRECT, LLC, ("the Company") is a registered broker dealer that began business in 2013. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraphs (k)(2)(i) and (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies: These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting polies are as follows:

Revenue Recognition: Commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from clearing broker: Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be all collectible and accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2019.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Valuation of securities owned: Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income: The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the registered rep's consulting agreement and promissory note. The Company establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason of termination or collectability of the remaining balance. The Company has not reserved any balance as of December 31, 2019.

The promissory notes, referred to above, include a stated rate of simple interest of 5.75% annually. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable from active registered representatives as of December 31, 2019.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards: The Company has considered recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICAP, and the SEC in the preparation of its 2019 financial statements. The Company believes that it has included appropriate disclosures related to revenue recognition as required by ASC 606.

In February 2016, the FASB issued accounting standard update ("ASU") No. 2016-02, "Leases (Topic 842)", ("ASU 2016-02"). This ASU requires that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the leased asset (the underlying asset) for the lease term. This new lease guidance is effective for fiscal years beginning after December 15, 2018. The Company has implemented this standard for the fiscal year beginning January 1, 2019 and ended December 31, 2019. Disclosures related to this standard are provided in Note 7.

Income Taxes: The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2019, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Date of Management's Review: Subsequent events were evaluated through February 25, 2020, the date which the financial statements were available to be issued.

NOTE 3 — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $218,746, which was $118,746 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.3856 to 1.0.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2019 are summarized as follows:

	Cost
Furniture and Equipment	$ 37,717
Less:	
Accumulated depreciation	5,128
	$ 32,589

Total depreciation expense amounted to $5,128 for the year ended December 31, 2019 and is included in other operating expenses.

NOTE 5 – DEPOSIT WITH CLEAING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $150,000 in a deposit account retained by INTL FCStone. The deposit account is non-interest bearing, is held in the name of the Company, and the funds are not available for inclusion by INTL FCStone in its computation of net capital or for other operating purposes.

NOTE 6 – RELATED PARTY TRANSACTIONS

In May 2019, the Company entered into an agreement with I-Bankers Securities, LLC (IBS) under which the Company paid a management fee to IBS for technology, marketing and consulting services. The two entities have common majority ownership and certain common employees. The management fee was a mutually agreed upon amount and may not have represented the cost of obtaining the aforementioned items from an unrelated party. In August 2019, the Company and IBS modified the agreement to include an offsetting charge to IBS for compliance services provided by the Company. No management fee was paid by the Company or IBS from August 1 to December 31, 2019 and none is presently contemplated for future periods.

NOTE 6 – RELATED PARTY TRANSACTIONS – (continued)

For the year ended December 31, 2019, the total management fee paid to the affiliate was $18,000 and no payments were made after July 24, 2019.

NOTE 7 — NON-CANCELLABLE LEASES

The Company entered into a lease agreement for the corporate office space that it occupies in Boca Raton, FL on November 21, 2018. The office is leased under a long-term non-cancellable agreement which contains deferred rent and rent escalation clauses. The office lease began on December 21, 2018 and expires on February 20, 2024. The total minimum lease payments over the term of the lease amount to $596,070. The remaining minimum lease payments as of December 31, 2019 were $502,975. The lessor holds a security deposit of $30,521 which is included in other assets on the Company's statement of financial condition.

The Company has no capital lease obligations as of December 31, 2019.

Future minimum lease commitments due under non-cancellable agreements as of December 31, 2019 are as follows:

	Boca Raton Office Lease
2020	$115,065
2021	118,517
2022	122,073
2023	125,735
2024	21,586
Total minimum lease payments	502,976
Less imputed interest	(60,019)
Net lease commitment	$ 442,957

The components of lease expense for the year ended December 31, 2019 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$88,761
Interest on operating lease liabilities	26,667
Total operating lease costs	$115,368

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 7 – NON-CANCELLABLE LEASES – (continued)

Supplemental statement of financial condition as of December 31, 2019 were as follows:

Operating leases:	
Right-of-use assets	$509,444
Accumulated amortization	88,761
Right of use assets, net	$420,683
Operating lease liabilities	$442,957
Weighted average remaining lease terms	
Operating lease	50 months
Weighted average discount rate	
Operating lease	6%

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 9 – FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 9 – FAIR VALUE (CONTINUED)

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2019, there were no transfers of securities between levels. Positions held by the company at year end were classified as level 1. The total value of the stock at year end was $34,891.

NOTE 10 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE 11 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 12 – REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)
b. Interest and dividend income
c. Principal transactions (trading gains and losses)
d. Underwriting income
e. Investment banking M&A advisory fees
f. Mutual fund and 12b-1 fees
g. Floor brokerage and exchange fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Advisory Fees:
The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE 12 – REVENUE RECOGNITION (CONTINUED)

Investment Brokerage Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

.

Other related services provided include [financial planning services] and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered. The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

NOTE 12 – REVENUE RECOGNITION (CONTINUED)

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

SUPPLEMENTAL INFORMATION

SCHEDULE I
I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Total members' equity		$ 588,223
Less nonallowable assets:		
Loans receivable	$239,311	
Furniture and equipment, net of accumulated depreciation	32,589	
Other assets	76,454	
Total nonallowable assets		348,354
Net capital before haircuts on securities		239,869
Less haircuts on securities		(21,123)
NET CAPITAL		$ 218,746
Minimum net capital required		100,000
Excess net capital		$ 118,746

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II
I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2019

COMPUTATION OF AGGREGATE INDEBTEDNESS

All items included in statement of financial condition		
Accounts payable and accrued expenses	$ 19,938	
Commissions and other compensation payable	64,415	
Total aggregate indebtedness		$ 84,353
Ratio of aggregate indebtedness to net capital		0.3856

The accompanying notes are an integral part of these financial statements.

SCHEDULE III
I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2019

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule and was in compliance with the conditions of the exemption at December 31, 2018.

The accompanying notes are an integral part of these financial statements.


SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
I-Bankers Direct, LLC

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) I-Bankers Direct, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 25, 2020


msi
Global Alliance


I-Bankers
DIRECT

I-Bankers Direct, LLC
2500 N Military Trail, Suite 160
Boca Raton, FL 33431 USA

March 2, 2020

Spicer Jeffries LLP
Golden Bear Plaza
11780 Highway 1
Suite 308
Palm Beach Gardens, FL 33408

RE: I-Bankers Direct, LLC – 2019 Exemption Report

Dear Sirs,

To our best knowledge and belief, I-Bankers Direct, LLC is operating under the k(2)(i) and k(2)(ii) exemptions of SEC Rule 15c3-3. I-Bankers Direct, LLC is a limited-purpose broker dealer and we have met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the most recent fiscal year without exception, and thus qualify for the exemption under the rule.

Best Regards,

Robert P. Spitler

Robert (Bob) Spitler, CPA
President and CFO
I-Bankers Direct, LLC
Phone: 561-220-8858
Bob.spitler@ibankersdirect.com



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
I-Bankers Direct, LLC

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by I-Bankers Direct, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 25, 2020